Exhibit 99.1

FOR IMMEDIATE RELEASE

Village Farms International Announces that Texas Governor Signs House Bill 1325 into Law,

Legalizing the Cultivation of Hemp and Processing of Hemp and Hemp-Derived Products

Vancouver, BC, June 11, 2019 – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX: VFF) (NASDAQ: VFF) today announced that Governor Greg Abbott has signed into law Texas House Bill 1325 (the “Texas Hemp Legislation”), which effectively legalizes the cultivation of hemp and processing of hemp and hemp-derived products, including cannabidiol (CBD) in the State.

As previously announced, in anticipation of the passage of the hemp legislation in Texas, Village Farms has begun conversion of half of its 1.3 million square foot, ultra-high-tech Permian Basin greenhouse (which utilizes the Company’s proprietary GATES® technology) for cultivation of high-CBD hemp and CBD extraction. The Texas Hemp Legislation will require licenses for both the cultivation and processing of hemp and Village Farms plans to apply for the requisite licenses as soon as it is permitted to do so. No time frame has yet been provided by the State of Texas for the licensing process.

“The Governor’s signing of this bill into law formalizes a significant opportunity for Village Farms as a first mover in the Texas hemp industry and will allow us to capitalize on the expected demand for premium-grade hemp grown in controlled-environment facilities for the high-end health and wellness and the pharmaceutical industries,” said Michael DeGiglio, CEO, Village Farms International. “Conversion of half of Permian Basin greenhouse in West Texas for hemp production is now well underway and we look forward to commencing production as soon as possible upon Texas establishing a licensing and regulatory framework for hemp and CBD.”

About Village Farms International, Inc.

Village Farms is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365 days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through its 50% ownership of British Columbia-based Pure Sunfarms Corp., one of the single largest cannabis growing operations in the world. The Company also intends to pursue opportunities to become a vertically integrated leader in the U.S. hemp-derived CBD market, subject to compliance with all applicable U.S. federal and state laws, Village Farms has established two joint ventures, Village Fields Hemp and Arkansas Valley Green and Gold Hemp, for outdoor hemp cultivation and CBD extraction and is pursuing controlled environment hemp production at a portion of its Texas greenhouse operations, which total 5.7 million square feet of production area.

Exhibit 99.1

Cautionary Language

Certain statements contained in this press release constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, Pure Sunfarms, the greenhouse vegetable industry or the cannabis and hemp industries are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with U.S. and Canadian securities regulators, including as detailed in the Company’s annual information form and management’s discussion and analysis for the year-ended December 31, 2018.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Lawrence Chamberlain

Investor Relations

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com

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